SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)
☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2005

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 000-24566-01

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MB Financial, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office :

MB Financial, Inc. 800 West Madison Street Chicago, Illinois 60607

MB FINANCIAL, INC. 401(k) PROFIT SHARING PLAN

Required Information

The MB Financial, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the provisions of the Employee Retirement Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibit 23 is the consent of McGladrey & Pullen LLP.

2

MB Financial, Inc.
401(k) Profit Sharing Plan

Financial Report
12.31.2005

3

Contents

Report Of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-8

Schedule

Assets held (at end of year)	9

Report of Independent Registered
 Public Accounting Firm

To the Plan Administrator
MB Financial, Inc.
401(k) Profit Sharing Plan
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of MB Financial, Inc. 401(k) Profit Sharing Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the MB Financial, Inc. 401(k) Profit Sharing Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at (End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Elkhart, Indiana
June 20, 2006

MB Financial, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

Assets
Investments at fair value:
Shares of registered investment companies	$40,669,199	$38,775,530
Common collective fund	14,073,828	9,329,371
Common stock of MB Financial, Inc.	9,922,832	10,288,899
Participant loans	993,089	821,844
	65,658,948	59,215,644
Receivables:
Employer	3,036,043	2,759,463
Participant	12,579	79,566
	3,048,622	2,839,029

Cash	483,041	470,345

Total assets	69,190,611	62,525,018

Liabilities, excess contributions	90,874	82,500

Net Assets Available For Benefits	$69,099,737	$62,442,518

See Notes to Financial Statements.

MB Financial, Inc.
401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Investment income:
Net (depreciation) in fair value of investments	$(1,570,683)
Interest and dividends	2,376,922
806,239
Contributions:
Participant	2,598,586
Employer	3,036,043
Rollovers	2,065,891
Transfer of assets from other plans (primarily First Security Federal)	4,044,049
11,744,569

Total additions	12,550,808

Deductions:
Benefits paid	5,877,679
Administrative expenses	15,910
Total deductions	5,893,589

Net increase	6,657,219

Net assets available for benefits:
Beginning of year	62,442,518

End of year	$69,099,737

See Notes to Financial Statements.

MB Financial, Inc.
401(k) Plan Profit Sharing Plan

Notes To Financial Statements

Note 1.	Plan Description

The following description of the MB Financial, Inc. 401(k) Profit Sharing Plan (the "Plan"), provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan covering all full-time and part-time employees of MB Financial, Inc. (the "Company" or "Trustee"). Employees scheduled to work at least twenty hours per week are eligible upon completion of three months of service and enter the Plan effective as of the first day of the month following meeting eligibility. Employees scheduled to work less than twenty hours per week are eligible upon completion of 1,000 hours of service in a 12-month period beginning on their date of hire and enter the Plan on the January 1, or July 1 following meeting eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant accounts:

Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of (a) Plan earnings, and (b) the Company's profit sharing contributions, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions:

The Company contributes to the Plan from current or accumulated profits. In 2005, the Company contributed on behalf of each participant a matching contribution equal to 100% of each participant's deferral contribution up to the first 2% of the participant's compensation and 50% of each participant's deferral contribution for the next 2% of the participant's compensation along with a profit sharing contribution of approximately 4% of total compensation in 2005. Each participant may make tax deferred contributions up to 15% of his or her compensation, as defined in the Plan. Participants may make rollover contributions to the Plan from prior employer plans. Contributions are subject to certain limitations.

Transfer of assets:

The Company acquired First Security Federal (“Security”) during the year ended December 31, 2004. Security’s 401(k) balances were transferred into the Plan during the year ended December 31, 2005.

Vesting:

Participants are immediately vested in their contributions and Company matching contributions plus actual earnings thereon. Vesting in the Company’s profit sharing contribution portion of their accounts plus actual earnings thereon, if any, is based on years of service, as defined. A participant is 100% vested after 7 years of credited service.

MB Financial, Inc.
401(k) Plan Profit Sharing Plan

Notes To Financial Statements

Investment options:

Upon enrollment in the Plan, participants may direct their contributions, the Company's matching contributions, and the Company's profit sharing contributions in a variety of investment options as more fully described in the Plan's literature. Participants may change their investment options at any time.

Participant loans:

Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 reduced by the excess, if any, of the participant's highest outstanding balance of loans from the Plan during the one year period prior to the date of the loan over the participant's current outstanding balance of loans or 50% of their vested account balances. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Current interest rates on outstanding loans range from 3.5% to10.0%. Principal and interest payments are required to be paid not less than quarterly.

Payment of benefits:

Upon retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installment payments. The balance in this account may be used to purchase a single premium annuity contract. Upon termination, a participant may elect to receive a lump-sum amount or direct rollover into another plan equal to the vested value of his or her account, or if his or her vested value is greater than $5,000 he or she may elect equal installment payments commencing within sixty days after the close of the plan year in which employment is terminated.

Benefits are recorded when paid.

Forfeitures:

At each anniversary date, defined as December 31, any forfeitures since the prior anniversary date shall be made available to reinstate previously forfeited account balances for former participants. The remaining forfeitures, if any, shall be used to reduce the contribution of the Company in the year in which such forfeitures occur. For the year ended December 31, 2005, Company contributions were reduced by approximately $235,000 from forfeited non-vested accounts. No forfeited amounts remain as of December 31, 2005.

Reclassifications:

Certain items in the 2004 financial statements have been reclassified to conform to the 2005 presentation.

Note 2.	Significant Accounting Policies

Basis of accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

MB Financial, Inc.
401(k) Plan Profit Sharing Plan

Notes To Financial Statements

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition:

Plan investments are stated at fair value. Shares of registered investment companies are valued at quoted net assets values which approximate the fair value of shares held by the Plan at year-end. Shares of MB Financial, Inc. common stock are valued at quoted market prices. Shares held in common/collective trust funds are reported at fair value based on the unit prices quoted by the fund, representing the fair value of the underlying investments. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Note 3.	Investments

The following represents the Plan's investments at December 31, 2005 and 2004. Investments representing 5% or more of the Plan's net assets are separately stated.

	2005	2004

Shares of registered investment companies:
Mass Investors Growth Stock Fund	$4,756,000	$4,797,796
MFS Government Securities Fund	6,198,763	6,674,922
MFS Value Fund	10,538,730	10,738,562
Other	19,175,706	16,564,250
Common stock:
MB Financial, Inc.	9,922,832	10,288,899
Common/collective funds:
MFS Institutional Fixed Fund	14,073,828	9,329,371
Participant loans	993,089	821,844
	$65,658,948	$59,215,644

MB Financial, Inc.
401(k) Plan Profit Sharing Plan

Notes To Financial Statements

The Plan's investments, including investments bought, sold, and held during the year ended December 31, 2005 appreciated (depreciated) in value as follows:

Shares of registered investment companies	$294,222
Common stock	(1,864,233)
Common/collective funds	(672)
$(1,570,683)

Note 4.	Related Party Transactions

The Company provides certain administrative services to the Plan and is not reimbursed. Certain other administrative expenses are paid by the Company. These expenses are not material to the financial statements.

The Plan held 280,306 shares of MB Financial, Inc. common stock with a cost of $6,590,749 and a fair value of $9,922,832 at December 31, 2005. The Plan purchased approximately 25,046 shares of MB Financial, Inc. common stock at a cost of $1,009,205 and sold approximately 12,207 shares for $468,392 during the year ended December 31, 2005. Additionally, the Plan received in-kind contributions of approximately 23,835 shares of MB Financial, Inc. common stock at a cost of $975,127 and disbursed approximately 470 shares of MB Financial, Inc. common stock (in-kind distribution) at a fair value of $18,249 during the year ended December 31, 2005. The Plan held 244,102 shares of MB Financial, Inc. common stock with a cost of $4,897,225 and a fair value of $10,288,899 at December 31, 2004.

The Plan invests in certain registered investment companies managed by MFS. MFS is the custodian of the Plan's assets and therefore these transactions qualify as party-in-interest transactions.

Note 5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

Note 6.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 10, 2003, that the Plan is qualified and the trust established under the Plan is exempt under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.

MB Financial, Inc.
401(k) Plan Profit Sharing Plan

Notes To Financial Statements

Note 7.	Reconciliation of Differences Between these Financial Statements and the Financial Information Required on Form 5500

The following is a reconciliation of the differences between these financial statements and the financial information shown on Form 5500:

	2005	2004
Net assets available for benefits per
the financial statements	$69,099,737	$62,442,518
Excess contributions	90,874	82,500
Net assets available for benefits per the Form 5500	$69,190,611	$62,525,018

Changes in net assets available for benefits
per the financial statements	$6,657,219
Excess contributions	8,374
Changes in net assets available for benefits
per the Form 5500	$6,665,593

MB Financial, Inc.
401(k) Plan Profit Sharing Plan

Notes To Financial Statements

MB Financial, Inc.
401(k) Profit Sharing Plan

Schedule H, Line 4i - Assets Held (At End Of Year)
December 31, 2005

		(c) Description of investment
	(b) Identity of issue,	including maturity date,		(e)
	borrower, lessor	rate of interest, collateral,	(d)	Current
(a)	or similar party	par or maturity value	Cost	Value

	Massachusetts Investors Trust	Registered Investment Company	N/A	$ 1,732,788
	Mass Investors Growth Stock Fund	Registered Investment Company	N/A	4,756,000
*	MFS Total Return Fund	Registered Investment Company	N/A	2,161,161
*	MFS High Income Fund	Registered Investment Company	N/A	639,654
*	MFS Government Securities Fund	Registered Investment Company	N/A	6,198,763
*	MFS Institutional Fixed Fund	Common/Collective Fund	N/A	14,073,828
*	MFS Value Fund	Registered Investment Company	N/A	10,538,730
*	MFS Technology Fund	Registered Investment Company	N/A	347,952
*	MFS Research International Fund	Registered Investment Company	N/A	1,431,188
*	MFS Strategic Value Fund	Registered Investment Company	N/A	863,666
*	MFS Conservative Allocation Fund	Registered Investment Company	N/A	1,261,805
*	MFS Moderate Allocation Fund	Registered Investment Company	N/A	2,004,617
*	MFS Growth Allocation Fund	Registered Investment Company	N/A	2,359,349
*	MFS Aggressive Growth Allocation Fund	Registered Investment Company	N/A	1,647,481
*	MFS Money Market Fund	Registered Investment Company	N/A	243,601
	Dreyfus Basic S&P 500 Index Fund	Registered Investment Company	N/A	2,318,332
	Templeton Foreign Fund	Registered Investment Company	N/A	347,710
*	Columbia Acorn Fund A	Registered Investment Company	N/A	1,333,918
*	Lord Abbot Small Cap Blend A	Registered Investment Company	N/A	482,484
*	MB Financial, Inc. Stock	Common Stock	N/A	9,922,832
*	Participant Loans	Interest Rates Range From
		3.50% to 10.00% Maturing
		through 1/25/2015	N/A	993,089
				$ 65,658,948

	* Party-in-interest.
	N/A - Investments are participant directed; therefore, cost is not applicable.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MB FINANCIAL, INC. 401(k) PROFIT SHARING PLAN

		By:	MB Financial Bank, N.A., as Plan Trustee

Date:	June 29, 2006		/s/ Jill E. York
Jill E. York Vice President and Chief Financial Officer